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VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Mr. Matt Franker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Innophos Holdings, Inc.
Registration Statement on Form S-1 Originally Filed July 19, 2006
File No. 333-135851

Dear Mr. Franker:

On behalf of our client Credit Suisse Securities (USA) LLC (“Credit Suisse”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a response letter to the Commission’s comment letter dated October 31, 2006 (the “Comment Letter”), issued in connection with the above-captioned Registration Statement on Form S-1 of Innophos Holdings, Inc. (the “Company”) (the “Registration Statement”).

This letter is being submitted in response to one of the comments from the Staff of the Commission (the “Staff”) in its Comment Letter.

The numbered paragraphs below set forth the Staff’s comment together with our response.

Comment 1:

1.	With respect to the conditions on the obligations of the underwriters in Section 7(c), (g) of the underwriting agreement, termination may only be based on events which result in a material impairment of the investment quality of the securities offered. Please be advised that the underwriting agreement may only be terminated based on the underwriters’ judgment in the following two circumstances:

•	Where there is a change in the business or properties of the company which materially impairs the investment quality of the securities; and

November 1, 2006

•	Where major hostilities involving the United States commence, or in the event of a national or international calamity or emergency.

We are concerned that as presently worded, the underwriters may abrogate their obligation to purchase all of the shares being offered based on an inability to market the securities or a determination that it is “impractical or inadvisable to proceed with completion of the public offering,” which are consistent with a firm commitment underwriting. Refer to the First Boston Corporation no-action letter, made publicly available September 3, 1985.

Please provide the underwriters’ confirmation that termination may be based only on events which result in a material impairment of the investment quality of the securities offered or, alternatively, advise us how the language in this section is consistent with the position taken by the Division of Market Regulation in the First Boston Corporation no-action letter.

Response: Credit Suisse notes the Staff’s comment. The conditions set forth in Sections 7(c) and 7(g) of the Underwriting Agreement (the “Relevant Sections”) are consistent with a firm commitment underwriting as described in the First Boston Corporation (September 3, 1985) no-action letter.

In First Boston, the Division of Market Regulation stated that the conditions, the satisfaction of which are determined by the underwriters based on (i) non-material events affecting the issuer or the securities markets in general or (ii) an inability to market the securities are not appropriate in or consistent with firm commitment underwritings. As such, we interpret the Staff’s position to be that underwriters cannot use a market out provision that gives them the functional equivalent of a best efforts underwriting in the guise of a firm commitment underwriting. The Company and Credit Suisse respectfully submit that the Relevant Sections are not inconsistent with the requirements of a firm commitment underwriting and do not include either of the aforementioned conditions. First, sections 7(c)(i) and the last clause of section 7(g) (relating to any change in the condition, business, properties or results of operations of the Company and its subsidiaries) specifically state the triggering event must be “material and adverse.” Second, the conditions are not based on a determination that it would be “impractical or inadvisable to proceed with the completion of the public offering.” While Section 7(c) does refer to the impracticability of marketing the securities, it does so as a further qualification on what type of material and adverse change may satisfy the condition. If the Underwriters cannot find purchasers for the securities offered, but there was no material and adverse change to the Company, the condition of Section 7(c) would not be met.

In addition, in First Boston, the Division of Market Regulation states, “Without specifically approving or disapproving the terminology…we do agree with your interpretation that a market out provision may be exercised appropriately in the context of a firm commitment underwriting upon the occurrence of a material, adverse event affecting the issuer that materially

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impairs the investment quality of the offered securities; and that, in any event, a market out clause in a firm commitment underwriting may not permit the underwriter to abrogate his obligation to purchase the offered securities from the issuer based upon the inability to market the securities.” Credit Suisse respectfully submits that the Relevant Sections are consistent with this statement.

Furthermore, Credit Suisse continues to believe that the language in the Relevant Sections is consistent with market practice generally and that the Division of Market Regulations as well as the Staff have considered such conditions since First Boston and have orally confirmed that they are consistent with a firm commitment underwriting.

We hope the foregoing answers are responsive to your comments. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1323.

Sincerely,

/s/ Peter Labonski
Peter M. Labonski of Latham & Watkins LLP